Marketocracy Funds
P.O. Box 23791
San Jose, CA 95153

May 5, 2017

VIA EDGAR TRANSMISSION

Mr. Jeff Long
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	MARKETOCRACY FUNDS (the “Trust”)
Securities Act Registration No: 333-82833
Investment Company Act Registration No: 811-09445

Dear Mr. Long:

This correspondence is being filed in response to the comments given to Lillian Kabakali, on April 5, 2017, in connection with the SEC Staff’s review of certain Trust filings pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “SOX Review”).  Such filings include, but are not limited to, Forms N-CSR and N-1A.  The SOX Review focused on the following series of the Trust (the “Fund”):  The Marketocracy Masters 100 Fund.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

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The Trust’s responses to your comments are as follows:

1.
Staff Comment:  With respect to the Fund’s Annual Report dated June 30, 2016, the Staff notes that the Portfolio of Investments schedule reflects that approximately 37% of the Fund’s assets are invested in manufacturing, which is an industry focus.  The Staff notes that if the Fund intends to invest over 25% of its assets in a particular industry or sector, then the Fund’s prospectus should contain corresponding disclosure in the principal investment strategies and the principal risks with respect to the Fund’s focus in a particular industry or sector.  Please confirm whether the Fund intends to continue to invest over 25% of its assets in manufacturing and if so, please consider adding parallel disclosure to the Fund’s prospectus with respect to the Fund’s focus in the manufacturing industry.

Response:  The Trust notes that per the Fund’s Fundamental Investment Restrictions listed in the SAI, the Fund may not invest more than 25% of the Fund’s total assets in any one industry.  However, as described in the Fund’s prospectus, the Fund’s portfolio consisted of securities issued by nearly 132 different issuers spread over the entire 14 sectors of the North American Industry Classification System (“NAICS”).  “Manufacturing” is a sector as classified by NAICS.  Accordingly, the Trust confirms that the Fund intends to continue to invest over 25% of its assets in the manufacturing sector.
As requested by the Staff, the Trust will add disclosure to its prospectus in the principal investment strategies and principal risks sections with respect to its to ability focus on a particular sector from time to time, and specifically on the Manufacturing sector currently.  The Trust will supplement its prospectus pursuant to Rule 497(e) under the Securities Act of 1933, as indicated below.

The Trust will add the following disclosure to the sections entitled “Principal Investment Strategies of the Fund” on pages 1-2 and pages 5-6 of the Fund’s Prospectus:

Moreover, the Fund’s weightings of these NAICS sectors vary over time, and may exceed 25% in any one sector.  As of December 31, 2016, over 25% of the Fund’s assets were invested in securities within the manufacturing sector.

The Trust will add the following disclosure to the section entitled “Principal Risks of Investing in the Fund” on pages 2-3 and page 7 of the Fund’s Prospectus:

Sector Risk: To the extent the Fund invests more heavily in particular sectors of the economy, its performance will be especially sensitive to developments that significantly affect those sectors.

•
Manufacturing Sector Risk.  The Fund may invest in companies in the manufacturing sector, and therefore the performance of the Fund could be negatively impacted by events affecting this sector.  Companies focused on manufacturing activities may be adversely affected by changes in government regulation, world events and economic conditions.  In addition, these companies are at risk for environmental damage claims.  Companies in this sector could be adversely affected by commodity price volatility, changes in exchange rates, imposition of import controls, increased competition, depletion of resources, technological developments and labor relations.

2.
Staff Comment:  With respect to the Fund’s Annual Report dated June 30, 2016, the Staff notes that in the letter to shareholders, management’s discussion of performance only discloses the quarterly returns of the Fund and the benchmark.  Please note that pursuant to Item 27 of Form N‑1A, this discussion should include disclosure with respect to the performance of the Fund and benchmark for the most recently completed fiscal year.  In addition, the Staff further noted that in the letter to shareholders, management’s discussion of the Fund’s performance did not include a discussion regarding the specific investment strategies, techniques, specific securities or holdings that impacted the Fund’s performance for the fiscal year.  Please note that pursuant to Item 27 of Form N‑1A, management’s discussion of Fund performance should include the relevant market conditions and investment strategies and techniques used by the Fund’s investment adviser.  Please confirm that in future filings of the Fund, the letter to shareholders will include these disclosures and comport with requirements of Item 27 of Form N‑1A.

Response:  The Trust confirms that in future filings, with respect to the letter to shareholders, management’s discussion will include disclosure of the performance for the Fund and the benchmark for the most recently completed fiscal year, as required by Item 27 of Form N‑1A.  In addition, the Trust further confirms that in the letter to shareholders, management’s discussion with respect to the Fund’s performance, will include a discussion about the specific factors that impacted the Fund’s performance, including, but not limited to the specific investment strategies, techniques, specific securities or holdings that impacted the Fund’s performance, as required by Item 27 of Form N‑1A.

3.	Staff Comment: With respect to the Fund’s Prospectus, the Staff notes a number of inconsistencies relating to the Fund’s current website:

a.
First, the Staff notes that the Fund’s Summary Prospectus includes the following website link: http://www.masters100fund.com for the Fund.  However, the Fund’s Statutory Prospectus and SAI include the following website link: http://funds.marketocracy.com for the Fund.  Please confirm whether the Fund intends to maintain one or two separate websites.  If the Fund intends to maintain one website, please confirm which of the two websites the Fund intends to maintain.  And if so, please confirm when the other website will be deactivated and whether the Fund will make any necessary filings with respect to its Summary Prospectus, Statutory Prospectus and or SAI to reflect any changes to the Fund’s website.

b.	Second, the Staff notes that both websites contain outdated documents for the Fund, rather than the Fund’s most current documents.

i.	With respect to http://www.masters100fund.com, the Staff notes that the following outdated documents are posted on the Fund’s website:

1.	Summary Prospectus dated October 28, 2015,
2.	Statutory Prospectus dated October 28, 2015,
3.	Statement of Additional Information dated October 28, 2015,
4.	Supplement dated March 3, 2016 to the Fund’s SAI dated October 28, 2015,
5.	Semi-Annual Report dated June 30, 2015 (although the link to this document is incorrectly labeled: “2016 Semi-Annual Report”), and
6.	Annual Report dated December 31, 2015.

The Staff further notes that the only current documents on this website are the Fund’s Annual Report dated June 30, 2016 and the Fund’s Semi-Annual Report dated December 31, 2016.  If the Fund intends to maintain this website, please update this website to contain the Fund’s current documents and confirm that the website has been updated.

ii.	With respect to http://funds.marketocracy.com, the Staff notes that the following outdated documents are posted on the Fund’s website:

1.	Summary Prospectus dated October 28, 2014,
2.	Statutory Prospectus dated October 28, 2014,
3.	Statement of Additional Information dated October 28, 2014,
4.	Annual Report dated June 30, 2014, and
5.	Semi-Annual Report dated December 31, 2013.

The Staff further notes that this website does not contain any of the Fund’s current documents.  If the Fund intends to maintain this website, please update this website to contain the Fund’s current documents and confirm that the website has been updated.

Response:  The Trust responds by confirming that one website will be maintained for the Fund, http://www.masters100fund.com.  The Trust further confirms that the Fund’s current Summary Prospectus dated October 28, 2016, Statutory Prospectus dated October 28, 2016, Statement of Additional Information dated October 28, 2016, Annual Report dated June 30, 2016 and Semi-Annual Report dated December 31, 2016 are currently posted on that website.  With respect to http://funds.marketocracy.com, the Trust confirms that this website no longer hosts any of the Fund’s documents and has been set up to simply redirect any shareholders attempting to access that website to http://masters100fund.com, where all of the Fund’s current documents are posted.  The Fund will update the website listed in its Statutory Prospectus and SAI to http://www.masters100fund.com during the Fund’s next annual update.

4.
Staff Comment:  With respect to the Fund’s Semi-Annual Report dated December 31, 2016, and the discussion it provides regarding the factors that the Trust’s Board considered in approving the continuation of the investment advisory agreement, the Staff notes that the following disclosure is provided with respect to the Board’s evaluation of the Fund’s performance: “(ii) in general, although the Fund’s performance has been lagging its benchmark and peers, MCM has been taking steps in an effort to improve performance, and the Board will continue to monitor performance closely.”  The Staff notes that the same exact language has consistently been used in the Fund’s Semi-Annual Reports for the years 2016, 2015, 2014, 2013 and 2012. Please explain what steps the adviser has been taking to improve the Fund’s performance during this time.  Also, please explain specifically what the Board has been doing in terms of its role in continuing to closely monitor the Fund’s performance (e.g. what did the Board look at and do during this time period, etc.).  In your explanation, with respect to the responsibilities of both the adviser and the Board, please address why the same exact language has been used in the Fund’s Semi-Annual Reports over the past five years and address whether the Trust is using “boilerplate” language with respect to this disclosure.  The Staff’s position with respect to this disclosure is that it should not contain “boilerplate” language, but rather contain a discussion with respect to what the adviser and the Board are actually doing with respect to the Fund’s performance.  Please confirm whether the Trust intends to update this disclosure, accordingly, in future Fund filings.

Response:  The Trust responds by confirming that the Trustees have regularly discussed in detail the Adviser’s efforts to improve performance.  The Board has asked the Adviser to provide quarterly updates on the Adviser’s efforts to improve performance, and the members of the Board have considered those reports and asked questions of the Adviser’s CEO.

These efforts have focused on the selection and management of the members of the “m100” whose model portfolios inform the Fund’s portfolio.  For example, one of the factors on which the Adviser has regularly apprised the Board is the impact of increasing the minimum length of track record required for consideration to be included in the m100.  In addition, once a model portfolio is selected for the m100, there are length and quality metrics that guide decisions about how much latitude an under-performing member is allowed before being replaced.

At a high level, this ongoing process for improving the selection and management of the m100 has been consistent from year to year (which is why the language did not change), even though the details and specifics have evolved over time.

In the future, this disclosure will include a more detailed description of the Adviser’s efforts to improve Fund performance and the Board’s monitoring of the performance and those efforts.

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If you have any additional questions or require further information, please contact Lillian Kabakali at (626) 914-7372.

Sincerely,

/s/ Kendrick Kam
Kendrick Kam
For Marketocracy Funds

cc: Benjamin L. Douglas, Rimon, P.C.